Filed by Falconbridge Limited

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Falconbridge Limited

Commission File No. 333-129218

Falconbridge Limited Update June/July 2006

Forward-Looking Statements Certain statements contained in this News Release are forward-looking statements (as defined in applicable securities legislation). Examples of such statements include, but are not limited to, statements concerning Inco's offer to acquire all of the common shares of Falconbridge and the anticipated timing for completion of such offer and ancillary transactions upon the requisite regulatory approvals having been obtained. Inherent in forward-looking statements are risks and uncertainties well beyond our ability to predict or control. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this News Release. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about all of the conditions to the Inco offer being met and the successful completion of a second step business combination transaction. Inherent in those statements are known and unknown risks, uncertainties and other factors well beyond the Company's ability to control or predict. Some of these known risks and uncertainties are outlined in filings by Falconbridge with applicable securities regulatory authorities, including in Falconbridge's annual information form. Readers are encouraged to consult such filings. While Falconbridge anticipates that subsequent events and developments may cause Falconbridge's views to change, the Company specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this News Release. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not intended to represent a complete list of the factors that could affect Falconbridge and the combination of Inco and Falconbridge. Falconbridge Limited is a leading copper and nickel company with investments in fully-integrated zinc and aluminum assets. Its primary focus is the identification and development of world-class copper and nickel mineral deposits. It employs 14,500 people at its operations and offices in 18 countries. Falconbridge's common shares are listed on the New York Stock Exchange (FAL) and the Toronto Stock Exchange (FAL). Falconbridge's website can be found at www.falconbridge.com. Note: All dollar amounts are expressed in U.S. dollars unless otherwise noted.

Agenda Summary of Transactions Falconbridge Recommends Inco Offer Three-way Combination – Phelps Dodge, Inco, Falconbridge Board Recommendation Summary 1 2 3 4 (ALL AMOUNTS ARE IN U.S. DOLLARS) 5

Summary of Transactions

Transaction Summary Fully-diluted basis Rounded from 0.55676 Inco’s Revised Offer for Falconbridge Ownership of New Inco: ~50% Inco/~50% Falconbridge DateCash Shares of Inco Original Offer Oct. 11 '05 $7.500.524 Increased Offer May 13 '06$5.00 - $12.50 0.524 Increased Offer June 23 '06$5.00 0.033 Current Offer $17.500.557

Phelps Dodge Offer for New Inco (1) Premium to June 23, 2006, closing price Expected close: September 2006 Timing: Corporate, Copper Division: Phoenix, Arizona Nickel Division: Toronto, Ontario Headquarters: Phelps Dodge Inco Corporation Name: Phelps Dodge and Inco shareholder votes Not conditioned on Inco / Falconbridge merger completion Regulatory approvals Key Conditions: Plan of Arrangement Amended Support Agreement Up to US$5.0 billion Share Repurchase Program Inclusive of up to US$3.0 billion Convertible Subordinated Note purchase commitment Structure: C$17.50 + 0.672 Phelps Dodge shares for each Inco share Approximately C$14 billion in cash (three-way) Approximately 301 million shares (three-way) Consideration Mix: 22.8% for Inco Premium (1): C$80.13/share for Inco Offer Price:

Phelps Dodge Implied Offer for Falconbridge*

FALCONBRIDGE

Value Per New Inco Share	
PD Share Price at offer:	C$93.20
New Inco exchange rate	x 0.672
Share Consideration	62.63
Cash for New Inco	C$17.50
Offer for New Inco	**C$80.13**

x 0.55676

Value Per Falconbridge Share	
Implied New Inco value	C$80.13
New Inco exchange rate	x 0.55676
Share Consideration	44.61
Cash for New Inco	C$17.50
Implied offer per FAL share	**C$62.11**

When Completed: **Cash C$27.24 (44%)** + **New PDI Shares $34.87 (56%)** = **C$62.11**

* Based on closing prices on June 23, 2006

Phelps Dodge/Inco/Falconbridge Creating a Global Industry Leader Preeminent North American-based miner Industry leader in safe production Pro forma enterprise value of US$56 billion (1) Diversity of commodities, markets and geographies Leading global market positions #1 in nickel #2 in molybdenum #2 in copper #3 in cobalt Quality assets with long-lived reserves Global scale with superior growth pipeline Proven operating capabilities, project management and industry-leading technology Significant synergies of approximately $900 million Combination of experienced and proven management teams Financial strength and capital access to invest in growth Clear potential for multiple expansion (1) Pro forma enterprise value as of June 23, 2006

Falconbridge Recommends Inco Offer

Inco’s Offer to Acquire Falconbridge Acquisition Highlights Global leader in nickel and leading copper company Outstanding nickel and copper growth prospects Strong cash flow and financial strength to grow US$550 million in annual synergies identified Significantly accretive Reduced risk profile Enhanced share liquidity Potential re-rating in capital markets

▲ ■ ■ Leading nickel position Excellent copper position World-class operations Enviable reserves and growth prospects Solid, global marketing position At forefront of technological capability in our industry ◆ ◆ ◆ ◆ Existing Operation Development Project Existing Operation Development Project Nickel Copper ◆ ◆ Falconbridge Existing Operation Development Project Nickel Inco Zinc ■ Existing Operation ■ Development Project Aluminum ▲ Existing Operation ■ ■ ■ ■ ■ ▲ ▲ ▲ ▲ ▲ ◆ ◆ ◆ ◆ ◆ ◆ Inco’s offer to acquire Falconbridge World Leader in Nickel, Strong Position in Copper

A Resource-Rich Company Estimated contained nickel in mineral reserves (millions of tonnes) Inco4 (standalone) Falconbridge1 (standalone) Proven and probable copper estimated mineral reserves at December 31, 2005 (millions of tonnes) (5) from Falconbridge’s 2005 Annual Report to shareholders – assumes 100% ownership of Antamina’s and Collahuasi’s estimated proven and probable copper mineral reserves and other non-wholly-owned copper projects BHP Billiton2 Norilsk3 Inco (proforma) 1 Source: Falconbridge 2005 Annual Report 2 Source: BHP Billiton 2005 Form 20-F (at June 30, 2005) 3 Source: Norilsk 2004 Annual Report 4 Source: Inco 2005 Annual Report Inco4 (standalone) Falconbridge1 (standalone) Inco (proforma) 0 2 4 6 8 10 12 0 500 1,000 1,500 2,000 2,500 3,000

New Inco Production Growth Potential New Inco (millions of pounds of nickel) 737 1,025 Falconbridge Falconbridge Inco Inco 39% growth 86% growth 1,400 2,600 Falconbridge Falconbridge Inco New Inco (millions of pounds of copper) Nickel Production Expected to Climb 39% by 2009 Potential to Almost Double Copper Production by 2011 20052009E Inco2005 2011E

Inco's offer to acquire Falconbridge

Impressive Nickel and Copper Growth Pipeline


Koniambo
Nickel Development
Copper Development
Voisey's Bay
El Morro
Pomalaa
Goro
Frieda River
El Pachón
Kabanga
Greenfield Projects
2006
2007
2008
2009
2010
Beyond 2010
Brownfield Projects
Bahodopi
Pomalaa Expansion
Sorowako Limonite
Raglan Expansion
1-D Lower
Collahuasi Moly Recovery
Nickel Rim
Sudbury Expansion
Goro Expansion
Fraser Morgan
Collahuasi Debottlenecking
Collahuasi Expansion
Kelly Lake
Montcalm
Onaping
Lomas Bayas Expansion
Totten

Synergies at operating and corporate levels Contribution would begin in 2006 US$550 million run rate by mid-2008 (based on June 30, 2006 transaction) Synergies unique to our two companies Estimated NPV of synergies of US$4.5 billion Best use of Sudbury processing facilities à increased nickel, copper, cobalt and PGM production Accelerated mine development in Sudbury à more jobs and investment in medium and longer term; some necessary short-term rationalization Integration planning well advanced with dedicated integration teams Synergies at other sites Raglan and Voisey’s Bay New Caledonia nickel projects Inco’s offer to acquire Falconbridge US$550 Million of Annual Synergies Identified

Inco’s offer to acquire Falconbridge Proforma Enterprise Value (1) (1) Stock prices as of June 23, 2006. PF Inco based on pro forma standalone enterprise values and does not include any impact of multiple re-rating or synergies. “Enterprise Value” means equity value plus net debt, preferred stock and minority interest less investments in unconsolidated affiliates. 122.6 80.2 68.2 59.2 35.8 33.0 30.2 27.6 22.6 21.7 18.3 $0 $20 $40 $60 $80 $100 $120 $140 BHP Rio Anglo CVRD PF Inco Alcoa Xstrata Barrick Newmont Alcan Norilsk Total Enterprise Value (US$ billions)

Received Canadian Competition Bureau clearance in late January Received Department of Justice clearance on June 23, 2006 Continue to work with European Commission (EC) Expect clearance prior to July 12, 2006 Inco’s offer to acquire Falconbridge Update on Regulatory Process

Board Recommendation

Xstrata’s Offer for Falconbridge Xstrata announced cash bid of Cdn$52.50 per Falconbridge common share Values total common share capital of Falconbridge at ~Cdn$20.0 billion Offer open until July 7, 2006 Conditional on: approval by Xstrata shareholders – expected on June 30, 2006 certain regulatory consents (includes Investment Canada approval) 66 2/3% acceptance by Falconbridge shareholders, which can be waived at the option of Xstrata

Summary of Offers Xstrata’s Offer For Falconbridge Cash bid of Cdn$52.50 per share Inco’s Offer For Falconbridge Cdn$17.50 + 0.55676 Inco share Falconbridge shareholders would participate in new company and the opportunity to combine with Phelps Dodge to create an even greater platform Maintain investment exposure to mining and metals industry Participate in growth and synergies

Board Recommendation Assessment of Offers Considered both financial and non-financial aspects of offers Assisted by external legal and financial advisors Continue to recommend Inco Offer Xstrata’s offer Conditional on, amongst other things, shareholder, EU and Investment Canada approvals Minimum condition of 66 2/3rds can be waived allowing for take up of any shares tendered. When combined with their current 20% holding, control could effectively be obtained without acquiring all shares Currently below indicative value of Inco bid and current market price

Three-way Combination Phelps Dodge/Inco/Falconbridge Transaction Rationale

Key Deal Terms

	Inco Offer for Falconbridge	Phelps Dodge Offer for Inco
Offer Price[(1)]:	• C$62.11 / share	• C$80.13 / share
Consideration Mix:	• C$17.50 / share cash + 0.55676 Inco shares	• C$17.50 / share cash + 0.672 Phelps Dodge shares
Aggregate Value:	• C$7 billion cash + 216 million Inco shares	• C$14 billion cash + 301 million Phelps Dodge shares
Premium [(2)]:	• 11.9%	• 22.8%
Break-up Fee:	• Falconbridge to Inco – US$450 million	• Inco to Phelps Dodge – US$925 million (3%) if Inco is successful in acquiring Falconbridge – US$475 million (3%) if Inco standalone • Phelps Dodge to Inco – US$500 million (3%)
Key Conditions:	• EU antitrust approval	• Phelps Dodge shareholder vote • Inco shareholder vote
Expected Closing:	• July 2006	• September 2006

(1) Based on Phelps Dodge closing price of US$82.95 per share, Inco closing price of C$65.25 per share and Falconbridge closing price of C$55.50 as of June 23, 2006
(2) Premium to June 23, 2006, closing price

Summary of Phelps Dodge Inco Chairman and Chief Executive Officer: J. Steven Whisler Vice Chairman: Scott M. Hand President and Chief Operating Officer: Timothy R. Snider President Inco Nickel: Derek G. Pannell Chief Financial Officer: Ramiro G. Peru  Key Management: Phelps Dodge Shareholders: 40% Inco Shareholders: 31% Falconbridge Shareholders: 29% Pro Forma Ownership: Phelps Dodge: 11 Inco/Falconbridge: 4 Board Composition: NYSE and TSX Listings: Corporate, Copper Division: Phoenix, Arizona Nickel Division: Toronto, Ontario Headquarters: Phelps Dodge Inco Corporation Name:

(1) Stock prices as of June 23, 2006. Phelps Dodge Inco and PF Inco values based on pro forma standalone enterprise values and does not include any impact of multiple re- rating or synergies. “Enterprise Value” means equity value plus net debt, preferred stock and minority interest less investments in unconsolidated affiliates. Enterprise Value (US$ billions) “Super Majors” Phelps Dodge’s offer to acquire PF Inco Proforma Enterprise Value (1) 122.6 80.2 68.2 59.2 56.0 35.8 33.0 30.2 27.6 22.6 21.7 18.3 $0 $20 $40 $60 $80 $100 $120 $140 BHP Rio Anglo CVRD Phelps Dodge Inco PF Inco Alcoa Xstrata Barrick Newmont Alcan Norilsk Total Enterprise Value (US$ billions)

Scale and Breadth of Core Operations Phelps Dodge Today 13,500 employees Operations, projects and offices in 23 countries Phelps Dodge Inco 40,000 employees Operations, projects and offices in more than 40 countries Inco Today 12,000 employees Operations, projects and offices in 12 countries Falconbridge Today 14,500 employees Operations, projects and offices in 18 countries Copper Operations Copper Development Nickel Operations Nickel Development

Enhanced Commodity Diversification 2005 Revenue: US$8.3 billion 2005 Revenue: US$4.5 billion 2005 Revenue: US$8.1 billion 2005 Revenue: US$21.0 billion + + Phelps Dodge Inco Falconbridge = Phelps Dodge Inco Copper 77% Moly 23% Copper 54% Other 19% Nickel 25% Cobalt 2% Nickel 83% Other 7% Cobalt 1% Copper 9%

80 68 62 34 32 0 15 30 45 60 75 90 Codelco Phelps Dodge Inco Phelps Dodge Rio Tinto Grupo Mexico Leading Market Positions in Key Commodities Source: Public filings, Phelps Dodge research. Note: Copper, molybdenum and refined cobalt represent proportionate share of production. Top Molybdenum Producers (2005) (Pounds in millions) Top Copper Producers (2005) (Pounds in millions) Top Nickel Producers (2005) (Pounds in millions) Top Refined Cobalt Producers (2005) (Pounds in millions) 4,1293,4102,8842,1761,78601,0002,0003,0004,0005,000CodelcoPhelpsDodge IncoBHP BillitonPhelpsDodgeRio Tinto7385514872952510200400600800PhelpsDodge IncoNorilskIncoBHP BillitonFalconbridge28 18 14 11 8 0 5 10 15 20 25 30 China Producers OMG Phelps Dodge Inco Norilsk Chambashi Metals

Long-Lived Operating Assets Sudbury (100%) Reserves: 180 Production: 130 Mine Life: 30 Morenci (85%) Reserves: 2,827 Production: 340 Mine Life: 20 Antamina (33.75%) Reserves: 496 Production: 201 Mine Life: 15 Collahuasi (44%) Reserves: 1,984 Production: 140 Mine Life: 20 Candelaria (80%) Reserves: 271 Production: 143 Mine Life: 15 El Abra (51%)(2) Reserves: 232 Production(2): 118 Mine Life: 6 Voisey’s Bay (100%) Reserves: 35 Production (1): 55 Mine Life: 30 PT Inco (61%) Reserves: 99 Production: 51 Mine Life: 30 Bagdad (100%) Reserves: 635 Production: 101 Mine Life: 20 Henderson (100%) Reserves: 151 Production: 32 Mine Life: 17 Sierrita (100%) Reserves: 1,089 Production: 79 Mine Life: 26 Note: Reserves and production shown on pro-rata basis. Reserves in millions of short tons. Production in thousands of short tons. Approximate mine life in years. Reserves reported in accordance with regulatory requirements for each company. (1) Estimated annual production. (2) Does not include potential expansion capacity. Cerro Verde (53.6%) Reserves: 942 Production(1): 160 Mine Life: 30 Copper Operations Copper Development Nickel Operations Nickel Development

Strong Growth Pipeline in Core Commodities


Copper Projects
Nickel Projects
Moly Projects
Pomalaa (Inco)
Goro (Inco)
Safford (PD)
Koniambo (Falco)
El Morro (Falco)
Tenke Fungurume (PD)
El Pachon (Falco)
Frieda River (Falco)
Kabanga (Falco)
Greenfield Projects
2006
2007
2008
2009
2010
Brownfield Projects
Henderson (PD)
Cerro Verde (PD)
Collahuasi Moly Recovery (Falco)
Collahuasi Debottlenecking (Falco)
Raglan Expansion (Falco)
1-D Lower (Inco)
Lomas Bayas Expansion (Falco)
Collahuasi Expansion (Falco)
Bahodopi (Inco)
Nickel Rim (Falco)
El Abra (PD)
Climax (PD)
Goro Expansion (Inco)
Totten (Inco)
Pomalaa Expansion Sorowako Limonite (Inco)
Safford - Lone Star (PD)
Voisey's Bay Expansion (Inco)
Tenke Fungurme Expansion (PD)

Significant Additional Synergies from Three-Way Combination $550 $900 +$350 (1) Assumes discount rate of 7% % of Phelps Dodge Inco 2005 PF Revenue: 4.3% NPV of Synergies (1): ~$5,800 (US$ millions) Feed Flow Optimization Maximizing Throughput Cost & Other Improvements SG&A Technology & Debottlenecking “One Mine” and QfZ Projects Sourcing & Logistics SG&A and Exploration $205 $135 $130 $120 $50 $50 $100 $110 $0 $200 $400 $600 $800 $1,000 Inco/Falconbridge Synergies Phelps Dodge Inco Synergies

Synergy Opportunities Key drivers of cost savings Optimization of product flow Rationalization of purchasing and procurement Corporate office and governance Shared business services Focused exploration Application of best practices across portfolio Continuous improvement in capital efficiency Additional benefits expected in subsequent years North American “One Mine” Quest for Zero program Proven track record of delivering synergies / cost reduction $135 million in synergies announced in Cyprus Amax transaction Exceeded initial estimates by 35% Achieved one year ahead of schedule

Leading S&P 500 Index Company Market Capitalization Source: FactSet as of June 23, 2006. (1) Pro forma market capitalization based on Phelps Dodge’s combination with Inco / Falconbridge. Market Cap. Rank Company ($ billions)  57 Caterpillar Inc. $48.3 58 Lowe's Cos. 47.3 59 WellPoint Inc. 46.4 60 Texas Instruments Inc. 45.8 61 Fannie Mae 45.0 62 Yahoo! Inc. 44.4 63 Walgreen Co. 44.0 64 Target Corp. 42.8 65 Washington Mutual Inc. 42.7 66 eBay Inc. 42.3 Phelps Dodge Inco 41.9 67 Occidental Petroleum Corp. 41.4 68 McDonald's Corp. 40.6 69 Freddie Mac 39.3 70 E.I. DuPont de Nemours & Co. 38.5 71 Valero Energy Corp. 38.2 72 Exelon Corp. 38.1 164 Phelps Dodge 16.1

Attractive Premium Versus Teck and Xstrata Offers

Phelps Dodge Offer Premium for Inco	
Teck Stock Price	C$62.35
Exchange Ratio	0.629x
Stock Component of Bid	C$39.24
Cash Component of Bid	28.00
Current Offer Price	C$67.24
Implied Premium to Inco Stock Price	*3.0%*
Phelps Dodge Offer Price	**C$80.13**
Implied Premium to Inco Stock Price	*22.8%*



Phelps Dodge Offer: 22.8% Premium
C$/share
$85
$80
$75
$70
$65
$60
$55
$50
3-Apr
12-Apr
21-Apr
30-Apr
9-May
18-May
27-May
5-Jun
14-Jun
23-Jun
Inco Stock Price
Teck Offer Price

Enhanced Inco Premium for Falconbridge	
Xstrata Cash Component of Bid	C$52.50
Xstrata Stock Component of Bid	--
Current Xstrata Offer Price	C$52.50
Implied Discount to Falconbridge Stock Price	*(5.4%)*
Phelps Dodge Offer Price	**C$62.11**
Implied Premium to Falconbridge Stock Price	*11.9%*



Enhanced Inco Offer: 11.9% Premium
C$/share
$65
$60
$55
$50
$45
$40
$35
3-Apr
12-Apr
21-Apr
30-Apr
9-May
18-May
27-May
5-Jun
14-Jun
23-Jun
Falconbridge Stock Price
Inco Offer Price
Xstrata Offer Price

Note: Stock prices as of June 23, 2006.

23

Three-Way Combination is Superior Superior asset quality and growth profile Greater synergies than any other combination Highly liquid stock and leading member of S&P 500 Clear case for multiple expansion NYSE and TSX listings Approved by all three boards Enhanced premium to competing offers Ongoing equity participation in combined entity Significant presence and ongoing commitment to Canada

Summary

Falconbridge Today In an Excellent Position Falconbridge remains in an excellent position to add value for shareholders Strong industry fundamentals for all our metals Solid operating base with upside potential World-class greenfield and brownfield growth projects Impressive financial performance

Falconbridge Limited Update June/July 2006

Important Legal Information Important Legal Information This communication is being made in respect of Inco Limited’s proposed combination with Falconbridge Limited. Inco has filed with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form F-8 (containing an offer to purchase and a share exchange take-over bid circular) and amendments thereto, and, if required, will file other documents with the SEC in connection with the proposed combination. Falconbridge has filed a Schedule 14D-9F and an amendment thereto with the SEC in connection with Inco’s offer and has filed and, if required, will file other documents regarding the proposed combination with the SEC. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain copies of the registration statement and Inco’s and Falconbridge’s SEC filings free of charge at the SEC’s website (www.sec.gov). In addition, documents filed with the SEC by Inco may be obtained free of charge by contacting Inco’s media or investor relations departments. Documents filed with the SEC by Falconbridge may be obtained free of charge by contacting Falconbridge’s investor relations department. Filings made by Inco and Falconbridge with Canadian securities regulatory authorities, including filings made in connection with the offer, are available at www.sedar.com.